FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Equinox Gold Corp. (the "Company" or "Equinox Gold")

Suite 1501 - 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2: Date of Material Change

June 17, 2025

Item 3: News Release

A news release announcing the material change was issued on June 17, 2025, through Newsfile ("News Release"). The News Release was filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4: Summary of Material Change

On June 17, 2025 ("Closing Date"), the Company announced that it had completed its previously announced business combination pursuant to a court-approved plan of arrangement ("Transaction") with Calibre Mining Corp. ("Calibre").

Item 5.1: Full Description of Material Change

On the Closing Date, the Company announced that it had successfully completed its previously announced business combination with Calibre, in which the Company acquired all of the issued and outstanding shares of Calibre pursuant to a court-approved plan of arrangement.

As part of the Transaction Equinox Gold has announced changes to its Board of Directors and executive team, with the directors Gordon Campbell and Dr. Sally Eyre, along with officers Doug Reddy and Scott Heffernan, departing from their roles. The Company has appointed former Calibre directors Blayne Johnson, Doug Forster, Omaya Elguindi, and Mike Vint to join Ross Beaty, Lenard Boggio, Maryse Belanger, Trudy Curran, Marshall Koval and Greg Smith as directors of Equinox Gold. The combined company will be led by Greg Smith, Chief Executive Officer, Darren Hall, President and Chief Operating Officer and Peter Hardie, Chief Financial Officer.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9: Date of Report

June 27, 2025